Exhibit 99.1

DarkIris Inc. Announces Closing of $3.8 Million PIPE Financing and $800,000 Content Asset Acquisition, Launching Full-Scale AIGC “Gaming + Film & Television” Ecosystem

Hong Kong, April 24, 2026 (GLOBE NEWSWIRE) – DarkIris Inc. (Nasdaq: DKI) (the “Company” or “DarkIris”), a comprehensive technology enterprise engaged in the development, publishing and operating of mobile digital games through various third-party digital storefronts, today announced the successful closing of a series of previously disclosed private placement and intellectual property (IP) assets acquisition. These include a $3.8 million private investment in public equity (PIPE) financing and an approximately $800,000 content acquisition of premium film and television IPs through equity issuance.

Through these transactions, DarkIris has introduced key industry partners into its business ecosystem, establishing a foundational collaboration framework to advance its AI-generated content (AIGC) closed-loop strategy across gaming and broader entertainment.

Key Highlights of the Transactions

Angel Investor Reinforces Commitment, Underscoring Market Confidence

Mr. Hong Chun’nan, an angel investor who has supported the Company ever since its inception, participated in the $3.8 million PIPE financing. His continued commitment reflects strong confidence in DarkIris’s strategic transformation toward an AIGC application ecosystem and its long-term commercial potential.

Strategic Gaming Partner Enhancing Ecosystem Synergies

CashGame Global PTE. LTD. (“CashGame Global”), a Singapore-based innovative game developer, also joined in the PIPE financing as a strategic investor and has closed its investment. This partnership brings a key player from the gaming industry into DarkIris’s pan-entertainment ecosystem, creating significant opportunities for commercial synergies, including prioritized collaboration on premium game titles and the integration of DarkIris’s proprietary AIGC production platform into CashGame Global’s game development pipeline.

$800K Content Acquisition Completed, Accelerating AI Film & TV Workflow Deployment

The Company has completed a short video drama purchase agreement with a seasoned Hong Kong-based film and television production house. As part of this transaction , the Company acquired a portfolio of 10 completed, high-quality film and television IP titles, valued at approximately $800,000. These newly acquired assets will be integrated into DarkIris’s proprietary AI video production workflow for post-production visual enhancement and special effects optimization, marking a scalable commercial deployment of the Company’s AI toolchain within traditional film and television post-production.

Management Commentary

Mr. Zhifang Hong, Chairman of the Board of DarkIris, commented: “The successful closing of these capital and asset transactions marks a significant and substantive step forward in the execution of DarkIris’s AIGC ecosystem strategy. Through targeted capital introduction, we have brought both gaming development and film production partners into our ecosystem, strengthening our pan-entertainment closed-loop vision. With capital support from our core shareholders and premium content assets now in place, our AIGC research and application center in Singapore now has robust liquidity support to accelerate the commercialization of our AI production workflows in real-world business scenarios.”

Invitation for Global Business Partnership

As DarkIris’s continue to advance and commercialize its AIGC production workflows, the Company sincerely invites game development studios, film and television content producers, and enterprises across the pan-entertainment sector to jointly explore collaboration opportunities. DarkIris seeks to empower content production pipelines through innovative AI technology, driving cost efficiencies and enabling deeper strategic partnerships.

For business development inquiries, please contact:

●	Gaming Business: BD@Darkiris.com

●	AIGC Business: Partners@Darkiris.com

About DarkIris Inc.

DarkIris Inc. is a comprehensive technology enterprise based in Hong Kong, engaged in the development, publishing and operating of mobile digital games through various third-party digital storefronts. The Company conducts its business through its subsidiaries, Quantum Arts Co., Limited and Hongkong Stellar Wisdom Co., Limited. The Company’s activities include game design, programming and graphics, as well as the distribution and operation of mobile games across multiple platforms. DarkIris leverages (i) the innovative, creative and technical expertise of Hong Kong’s gaming industry community, and (ii) the multicultural environment and diverse interests of mobile game players in the regions. The Company’s goal is to create and promote a broader array of engaging, immersive, and captivating mobile game genres for a global audience. The Company is committed to consistently showcasing exceptional strength and unique allure across diverse gaming sectors, leading the way in pioneering advancements within the industry. For more information, please visit the Company’s website: www.darkiris.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions, the Company’s ability to comply with Nasdaq continued listing standards and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

DarkIris Inc.

Investor Relations Department

Email: dki@darkiris.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com